Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

Merrill Lynch & Co., Inc.

Bullish 100% Principal Protected Notes

Securities Offered:	Bullish 100% Principal Protected Notes Linked to a Global Equity Index Basket due September 17, 2010 (the “Notes”)

Original Public Offering Price:	$10.00 per Note

Maturity Date:	September 17, 2010 (Approximately 2 years)

Pricing Date:	September 11, 2008

Settlement Date:	September 18, 2008

Market Measure:	Global Equity Index Basket comprised of the S&P 500® Index, Dow Jones EURO STOXX 50SM Index and Nikkei 225 Index® (each a “Market Measure Component Index”)

Market Measure Type:	Equity-based

Interest:	No periodic interest payments

Principal Protection at Maturity:	100%

Starting Value:	100.00

Method of Calculating Ending Value:	Five Day Averaging using the following Calculation Days: September 8, 9, 10, 13 and 14 of 2010; subject to a Market Disruption Event, as more fully described in Product Supplement PPN-1

Participation Rate:	100%

Capped Value:	$1.65 (representing a return of 16.5%) per unit of the Notes

Callable at the Option of ML&Co.:	No

First Optional Call Date:	Not applicable

Yield-to-Call:	Not applicable

No. of Units:	876,000

Listing:	The Notes will not be listed on any securities exchange

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cusip No.:	59025F178

Term Sheet No. and Date:	3100; September 11, 2008

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together, the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-3 of this term sheet.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$8,760,000
Underwriting discount	$0.20	$175,200
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$8,584,800

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

“Nikkei 225 Index®” is a service mark of Nikkei, Inc., and has been authorized for use by Merrill Lynch & Co., Inc.

“Dow Jones” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The MITTS Securities are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the MITTS Securities based on the Dow Jones EURO STOXX 50SM.

Merrill Lynch & Co.

September 11, 2008

Determining Payment at Maturity for the Notes

Bullish Notes

If the Notes are “Bullish” and are not called prior to or on the maturity date, on the maturity date you will receive a cash payment per Note equal to the sum of the Original Public Offering Price per unit plus the “Supplemental Redemption Amount”, which will be zero if the value of the Market Measure decreases or does not increase from the Starting Value to the Ending Value, but cannot be less than zero.

Bearish Notes

If the Notes are “Bearish” and are not called prior to or on the maturity date, on the maturity date you will receive a cash payment per Note equal to the sum of the Original Public Offering Price per unit plus the “Supplemental Redemption Amount”, which will be zero if the value of the Market Measure increases or does not decrease from the Starting Value to the Ending Value, but cannot be less than zero.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain general risks involved in investing in the Notes. Additional risk factors related to the Market Measure Type and the Market Measure may be applicable to the Notes and are set forth in product supplement PPN-1. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment.

▪	Your return may be limited and may not reflect the return on a direct investment in the components included in the Market Measure.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Changes in one or more of the Market Measure Component Indices may offset each other.

▪	The publisher of the Market Measure may adjust the Market Measure in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Amounts payable on the Notes may be limited by state law.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that, in the case of Bullish Notes, the Market Measure will increase (or, in the case of Bearish Notes, decrease) from the Starting Value to the Ending Value.

▪

You accept that you may not receive any return other than the return of your original investment if, in the case of Bullish Notes, the value of the Market Measure is unchanged or decreases (or, in the case of Bearish Notes, is unchanged or increases) from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value, if applicable.

▪	You accept that, if the Notes are Callable at the Option of ML&Co., the return on the Notes will be effectively capped at the Yield-to-Call, regardless of the performance of the Market Measure.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that, in the case of Bullish Notes, the Market Measure will decrease (or, in the case of Bearish Notes, will increase) from the Starting Value to the Ending Value or that the Market Measure will not appreciate sufficiently (or, in the case of Bearish Notes, will not depreciate sufficiently) over the term of the Notes to provide you with your desired return.

▪	You seek an investment that provides a guaranteed yield or return in addition to the return of your original investment.

▪	You seek a return on your investment that will not be limited to the Capped Value, if applicable.

▪	In the case of Notes Callable at the Option of ML&Co., you seek an investment that will not be callable or a return on your investment that will not be effectively capped at the Yield-to-Call.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

On the Pricing Date, for each Market Measure Component Index, the initial weighting, the closing level, the Multiplier and the initial contribution to the Market Measure level were as follows:

Market Measure Component Index	Bloomberg Symbol	Initial Weighting	Closing Level(1)	Multiplier(2)	Initial Market Measure Level Contribution
S&P 500® Index	SPX	33.33%	1,249.05	0.02668428	33.33
Dow Jones EURO STOXX 50SM Index	SX5E	33.33%	3,222.10	0.01034419	33.33
Nikkei 225 Index®	NKY	33.34%	12,102.50	0.00275480	33.34
				Starting Value	100.00 (3)

(1)	This was the closing level of each Market Measure Component Index on the Pricing Date.

(2)	The Multiplier equals the weighting of the Market Measure Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Market Measure Component Index on the Pricing Date and rounded to eight decimal places.

(3)	This number is subject to rounding.

The following graph sets forth the hypothetical historical performance of the Market Measure in the period indicated below based upon month-end historical levels of each Market Measure Component Index, as well as the Multipliers and a Market Measure level of 100 on the Pricing Date. This data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the Notes may be. Any historical upward or downward trend in the level of the Market Measure during any period set forth below is not an indication that the Market Measure is more or less likely to increase or decrease at any time over the term of the Notes.

The Market Measure Component Indices

S&P 500 Index

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 29, 2008, 422 companies or 83.6% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 78 companies or 16.4% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of August 29, 2008, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 88% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of August 29, 2008 indicated in parentheses: Consumer Discretionary (8.5%); Consumer Staples (11.4%); Energy (13.8%); Financials (15.1%); Health Care (12.7%); Industrials (11.5%); Information Technology (16.5%); Materials (3.7%); Telecommunication Services (3.2%); and Utilities (3.7%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes. For more information on the S&P 500 Index, please see the section entitled “S&P 500 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the S&P 500 Index in the period indicated below. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the closing level of the S&P 500 Index was 1,249.05.

The Dow Jones EURO STOXX 50 Index

The Dow Jones Euro STOXX 50 Index was created by STOXX Limited., a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company, Inc. Publication of the Dow Jones EURO STOXX 50 Index began on February 28, 1998, based on an initial level of the index of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50 Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index. For more information on the Dow Jones EURO STOXX 50 Index, please see the section entitled “Dow Jones EURO STOXX 50 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index in the period indicated below. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the closing level of the Dow Jones EURO STOXX 50 Index was 3,222.10.

The Nikkei 225 Index

The Nikkei 225 Index (index symbol “NKY”) is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of July 28, 2008, the divisor was 24.424, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Nikkei 225 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period indicated below. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the closing level of the Nikkei 225 Index was 12,102.50.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement PPN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement PPN-1.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Interest Accruals.    Each year, a U.S. Holder will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though such U.S. Holder will not receive any payments until the maturity date. We will have established this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the Notes.    Upon the sale, exchange or other disposition of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 5.136% per annum (compounded semi-annually)) as established by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
September 18, 2008 through March 17, 2009	$0.2532	$0.2532
March 18, 2009 through September 17, 2009	$0.2633	$0.5165
September 18, 2009 through March 17, 2010	$0.2701	$0.7866
March 18, 2010 through September 17, 2010	$0.2770	$1.0636

Projected Supplemental Redemption Amount = $1.0636 per unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the heading “United States Federal Income Taxation” in the accompanying product supplement PPN-1.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement PPN-1 dated August 28, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508186316/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.